Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Stoke Factory, Inc.
6700 IH 35
New Braunfels, TX 78130
https://thestokefactory.com/

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Stoke Factory, Inc.
Address: 6700 IH 35, New Braunfels, TX 78130
State of Incorporation: DE
Date Incorporated: June 05, 2024

Terms:

Equity

Offering Minimum: $20,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: Previous Investors in Stoke Factory will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 3% bonus shares.

PLUS an official Stoke Factory Owner Tshirt, Hat, and 2 invitations to the Investor Only Party at The Stoke Factory Aquapark!**

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares. PLUS an official Stoke Factory Owner Tshirt, Hat, and 4 invitations to the Investor Only Party at The Stoke Factory Aquapark, and 4 free hours at The Stoke Factory Wave when its installed**

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 7% bonus shares.PLUS an official Stoke Factory Owner Tshirt, Hat, and 4 invitations to the Investor Only Party at The Stoke Factory Aquapark, 4 free hours at The Stoke Factory Wave when its installed, and 2 private surf sessions a year with Pro Surfers and Coaches!**

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 10% bonus shares.

PLUS an official Stoke Factory owner t shirt, hat and Sweastshirt, 4 invitations to the Investor Only Party at The Stoke Factory Aquapark, and 4 free hours at The Stoke Factory Wave when it's installed!

and 4 private surf sessions a year with Pro Surfers and Coaches, and free Aquapark and Wakeboarding for 10 years, 20 hours of free surfing a year for investor and his family for 10 years!**

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 12% bonus shares.

PLUS 4 official Stoke Factory owners t shirt, hats and Sweastshirts, 8 invitations to the Investor Only Party at The Stoke Factory Aquapark, and 20 free hours at The Stoke Factory Wave when it's installed!

and 4 private surf sessions a year with Pro Surfers and Coaches, and free Aquapark and Wakeboarding for life for investor and his family, 40 hours of free surfing a year for investor and his family for 10 years!**

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% bonus shares.

Tier 2: Invest $5,000+ and receive 3% bonus shares.

Tier 3: Invest $10,000+ and receive 5% bonus shares.

Tier 4: Invest $25,000+ and receive 7% bonus shares.

Tier 5: Invest $50,000+ and receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Investors are responsible for all travel, lodging, and other related expenses associated with redeeming these perks, unless otherwise expressly stated by the Company

The 10% StartEngine Venture Club Bonus

Stoke Factory, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

The Stoke Factory (or the "Company") at Texas Ski Ranch is an innovative action sports destination that will combine surfing, wakeboarding, water skiing, and aqua park fun for individuals of all ages and skill levels. Our business model focuses on providing an exceptional experience through a state-of-the-art stationary wave machine, enhancing the joy of surfing in a safe environment. Located in New Braunfels, Texas, we attract visitors from major nearby cities, capitalizing on a high-traffic location and a growing community. With a strong management team featuring industry veterans like Tony Finn and Darren Porter, we are positioned to expand our offerings and customer base significantly. The unique combination of action sports experiences and a customer-centric approach makes Stoke Factory an attractive investment opportunity.

Corporate Structure & History

Stoke Factory, Inc. was initially organized as Wyld Surf LLC, a Wyoming limited liability company, on June 5, 2024 and converted to a Delaware limited liability company on January 22, 2025. The Company subsequently formed as a Delaware corporation on February 25, 2026.

Stoke Factory, Inc. is the parent company of Wyld Surf LLC, a wholly-owned subsidiary which has been operated under the Company since 2026. The subsidiary company will be transitioning all business operations from the LLC to the newly formed C-Corp over the course of a year with the goal of dissolving the LLC.

Competitors and Industry

Industry: The action sports industry, particularly water sports, is experiencing significant growth, with increasing interest in recreational and family-friendly activities. The market size for water parks and surf parks is expanding as more people seek unique outdoor experiences. With strategic positioning in New Braunfels, we believe Stoke Factory is poised to capture a share of this growing market.

Competitors: Major competitors include established water parks and surf parks in the region. However, Stoke Factory differentiates itself by offering a diverse range of activities under one roof, leveraging advanced technology for surfing, and fostering a community-focused atmosphere that's designed to appeal to visitors of all ages.

Current Stage and Roadmap

Current Stage: Stoke Factory is currently operational, successfully delivering a variety of water-related activities and events. With an established customer base and revenue generation from services like wakeboarding and aqua park experiences, we are focused on enhancing our offerings and customer engagement.

Future Roadmap: In the short term, we plan to enhance our facilities by introducing additional attractions such as water slides, a café, and a TIKI Bar to improve the visitor experience. Medium-term goals include expanding our service offerings and exploring new market opportunities, with the goal of supporting continued growth and increased profitability as we establish ourselves as a premier action sports destination.

The Team

Officers and Directors

Name: Tony Finn

Tony Finn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member
  Dates of Service: January, 2025 - Present
  Responsibilities: I founded the company and I run the entire company from hiring employees to working on all the projects we are doing, with a strong focus on building the brand, and making sure everyone is Stoked!. I have been in Action Sports for over 40 years and I love it more each day! Spreading Stoke around the world is our Mission!

Other business experience in the past three years:

- Employer: events.com
  Title: Advisor and Sales
  Dates of Service: January, 2019 - November, 2025
  Responsibilities: I developed client relationships and managed those as well as investor relationships

Other business experience in the past three years:

- Employer: Unit Surf Pools
  Title: Advisor and sales
  Dates of Service: January, 2019 - June, 2024
  Responsibilities: I developed client relationships and managed those as well as investor relationships

Other business experience in the past three years:

- Employer: BSR Cable Park
  Title: Consultant
  Dates of Service: January, 2018 - January, 2021
  Responsibilities: Consulting on the implementation of the "Perfect Swell" wave, sales and marketing.

Other business experience in the past three years:

- Employer: Liquid Force Wakeboards
  Title: Founder and President
  Dates of Service: January, 1995 - January, 2015
  Responsibilities: Ran and grew the brand from 0 to over 30 Million in sales and maintained strong profitability throughout

Other business experience in the past three years:

- Employer: ESPN
  Title: Announcer
  Dates of Service: January, 1990 - January, 2000
  Responsibilities: X Games, Gravity Games, Hot Summer nights. Announced hundreds of wakeboard, surfing and snowboarding events

Name: Kami Brooke Collver

Kami Brooke Collver's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: August, 2025 - Present
  Responsibilities: I oversee the day-to-day operations and strategic planning of The Stoke Factory, ensuring amazing guest experiences and operational efficiency. As CFO, I manage financial strategy, budgeting, and performance analysis to drive sustainable growth and profitability.

Other business experience in the past three years:

- Employer: Irvine Unified School District
  Title: Administrative Assistant 2
  Dates of Service: July, 2014 - August, 2025
  Responsibilities: I provide advanced support to ensure efficient daily operations of 30 schools. My role includes coordinating schedules, managing budgets, supporting the Executive Director, multiple coordinators and serving as a key point of communication for the school community.

Other business experience in the past three years:

- Employer: Nosta Sauna
  Title: Assistant Manager
  Dates of Service: August, 2024 - August, 2025
  Responsibilities: As Assistant Manager at Nosta Sauna, I supported daily operations by coordinating staff, overseeing customer service, and ensuring a welcoming, high-quality guest experience. I also assisted with inventory management and maintaining operational standards to support smooth and efficient business performance.

Name: Darren Gregory Porter

Darren Gregory Porter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CMO, Board Member
  Dates of Service: November, 2025 - Present
  Responsibilities: Founder and CMO. Provide vision for our direction and marketing.

Other business experience in the past three years:

- Employer: Ethika
  Title: Content Director
  Dates of Service: December, 2020 - June, 2023
  Responsibilities: Built a team to handle all the content needs for Ethika.

Other business experience in the past three years:

- Employer: Empire of Surf
  Title: Owner
  Dates of Service: February, 2023 - Present
  Responsibilities: Owner

Other business experience in the past three years:

- Employer: Ethikamusic
  Title: Director of Content
  Dates of Service: December, 2020 - June, 2023
  Responsibilities: Oversee content

Other business experience in the past three years:

- Employer: Ethika, Inc.
  Title: Lifestyle Content Director
  Dates of Service: September, 2020 - June, 2023
  Responsibilities: Producing meaningful content for Ethika to drive loyalty to the brand and ultimately increase company valuation.

Other business experience in the past three years:

- Employer: DGP Films
  Title: Executive Producer
  Dates of Service: January, 1995 - October, 2025
  Responsibilities: Specializing in all forms of production in all genres. DR to action sports filming and editing. Web content and strategy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a

buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of all recreation, but have water sports, surf and wake and Aquapark, paintball, etc.. one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales

and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We may compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Stoke Factory, Inc.'s business began operating on June 5, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Stoke Factory, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, If you are investing in our company, it's because you think that our product and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tony Finn	2,400,000	Common Stock	80.0%
Darren Porter	600,000	Common Stock	20.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 4,800,000 with a total of 3,000,000 outstanding.

Voting Rights

One vote per share. See Voting proxy below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Distribution rights & preferences:

All shares of Common Stock are identical and share equally in any dividends or distributions declared by the Board of Directors. There are no preferences or special rights.

Liquidation rights & preferences:

Upon liquidation, dissolution, or winding up of the corporation, remaining assets after payment of debts and liabilities are distributed pro rata among all Common Stockholders.

Dividend rights:

Dividends may be declared by the Board out of legally available funds. There are no cumulative or preferential dividend rights.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: September 30, 2026
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: At the option of the holder

Material Rights

The convertible promissory note was issued by Wyld Surf LLC, a wholly owned subsidiary of the Company. The note converts into an ownership interest in Wyld Surf LLC at a $5M valuation, but the specific equity terms—such as voting rights, liquidation preference, anti-dilution protection, and pro rata rights—are not defined upfront and will be determined in a separate agreement at conversion. As a result, investors are guaranteed their conversion price but not the economic or control rights typically associated with standard preferred equity until those terms are later negotiated.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: September 15, 2026
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: At the option of the holder

Material Rights

The convertible promissory note was issued by Wyld Surf LLC, a wholly owned subsidiary of the Company. The note converts into an ownership interest in Wyld Surf LLC at a $5M valuation, but the specific equity terms—such as voting rights, liquidation preference, anti-dilution protection, and pro rata rights—are not defined upfront and will be determined in a separate agreement at conversion. As a result, investors are guaranteed their conversion price but not the economic or control rights typically associated with standard preferred equity until those terms are later negotiated.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,400,000
  Use of proceeds: Equity Contribution

Date: February 01, 2026
Offering exemption relied upon: Section 3(a)(9)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 600,000
  Use of proceeds: Equity Contribution
  Date: February 01, 2026
  Offering exemption relied upon: Section 3(a)(9)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working Capital
  Date: January 03, 2025
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working Capital
  Date: December 13, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $0 compared to $652,911 in fiscal year 2025.

We took over the operations of the Wakeboard cable park, the Aqua Park, the paintball and camp in March of 2026. We combined everything together and started marketing the Stoke Factory and delivering an awesome customer experience for all of our customers!

Cost of Sales

Cost of Sales for fiscal year 2024 was $0 compared to $21,443 in fiscal year 2025.

Our main expenses are in four different categories.. We believe The Stoke Factory is scalable, so we are not afraid to put some investment spending into the brand. We were a brand new business so we needed to tell people about us, and we spent $43,857 on Marketing. Rent was $119,000 for the 20 acres we have a long-term lease on. Insurance was $67,469, and payroll was $450,394. We are learning more about the business every day and are taking steps to do further automation and limit our payroll as we grow.

Gross Margins

Gross margins for fiscal year 2024 were $0 compared to $631,468 in fiscal year 2025.

Since its a service business, as sales increased, our margin also increased.

Expenses

Expenses for fiscal year 2024 were $0 compared to $944,553 in fiscal year 2025.

We dramatically updated our staff to include employees at the front desk for check in, wakeboard instructors and snack shack attendants. We also hired managers who we will feel can take the Stoke Factory to the next level.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Following a detailed review of prior operations, management has implemented corrective and strategic measures designed to improve efficiency and support stronger future cash flow generation. Past cash was primarily generated through sales and investments. Our goal is to triple the revenue from 2025 to 2026. We can do this because of these primary reasons- Increasing the capacity on the AquaPark from 100 to 150, Shortening the session time on the Aquapark from 4 hours to 2 hours, Adding Floating VIP Lounges, Adding Bumper Boats, Adding a food truck, Adding a Tiki Bar! Historical cash flow performance should not be viewed as indicative of future results.Our company has conducted a thorough review of prior operations and implemented strategic and operational improvements designed to strengthen performance and support increased cash flow. These changes include a shift in operational management and the identification of key opportunities to increase attendance and revenue, which are being addressed to improve the company's financial outlook.

These statements are forward-looking and based on current expectations; actual results may differ materially.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April, 2026, the Company has capital resources available in the form of in the amount of $68,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

Though the funds raised are not critical to The Stoke Factory's operations they do impact the growth strategy. The capital will be used to fund the addition of a surf wave, a significant enhancement to our attractions and is expected to drive increased attendance, extend guest engagement, and potentially generate meaningful incremental revenue and cash flow. This addition is intended to strengthen our competitive position and support long-term financial performance.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of The Stoke Factory. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 19 years. Our expenses are roughly $30,000 a month based on Rent of $10,000 a month, general maintenance, employee costs, etc.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 30 Years. Our expenses are roughly $30,000 a month based on Rent of $10,000 a month, general maintenance, employee costs, etc. We have a large following of customers built up from 2025 from the Stoke Factory and from the strong 25 year history of Texas Ski Ranch. We will be profitable in 2026 and beyond, so our runway is long.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including getting an SBA Loan, or traditional Bank Financing. We may do an additional capital raise to improve the property even more with the addition of an additional standing wave, a running dynamic wave, or a lagoon and lazy river.

Indebtedness

- Creditor: Tony Finn
  Amount Owed: $192,535.00
  Interest Rate: 0.0%
  The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

- Creditor: Michael Burdi, MD
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: September 30, 2026
  The note was originally issued as a 270-day convertible promissory note by Wyld Surf LLC, a wholly owned subsidiary of the Company, and was subsequently extended pursuant to a forbearance and payment agreement. The note may convert into an ownership interest in Wyld Surf LLC at a $5,000,000 valuation pursuant to the terms of the applicable note.

- Creditor: Victor V. Cachia
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: September 15, 2026
  The note was originally issued as a 270-day convertible promissory note by Wyld Surf LLC, a wholly owned subsidiary of the Company, and was subsequently extended pursuant to a forbearance and payment agreement. The note may convert into an ownership interest in Wyld Surf LLC at a $5,000,000 valuation pursuant to the terms of the applicable note.

- Creditor: Jonathan Benak
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: August 30, 2026
  The note was issued by Wyld Surf LLC, a wholly owned subsidiary of the Company, pursuant to a promissory note dated January 5, 2025, which was subsequently superseded and replaced by a replacement promissory note executed in May 2026. The note does not currently contain conversion rights.

Related Party Transactions

- Name of Person: Tony Finn
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $192,535
  Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $50,000 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Capital Expenses
  92.5%
  Add high margin revenue attractions like Bumper Boats, and Premium Cababanas, and expanding food options. We are also dramatically improving our POS systems and making it a seamless experience to enjoy everything STOKE has to offer.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Capital Investments
  70.0%
  We will be purchasing a YOURWAVE standing wave with the proceeds. This wave is one of the best and safest technologies on the market that results in happier customers!

- Working Capital
  22.5%
  Additionally, we will add high margin revenue attractions like Bumper Boats, and Premium Cababanas, and expand food options. We are also dramatically improving our POS systems and making it a seamless experience to enjoy everything STOKE has to offer.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thestokefactory.com/ (https://thestokefactory.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/stoke-factory

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Stoke Factory, Inc.

[See attached]

WYLD SURF LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM INCEPTION (JUNE 5, 2024) TO DECEMBER 31, 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANTS' REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Members' Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6



SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Wyld Surf, LLC
New Braunfels, Texas

We have reviewed the accompanying financial statements of Wyld Surf, LLC (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, members' deficit, and cash flows for the year ending December 31, 2025, and for the period from Inception (June 5, 2024) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

March 20, 2026
Calabasas, CA 91302

WYLD SURF LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	340	$	-
Inventory		5,499		-
Prepaids		14,996		-
Total Current Assets		**20,835**		**-**
Property and Equipment, net		48,340		-
Right-of-Use Asset		701,143		-
Total Assets	$	**770,318**	$	**-**
LIABILITIES AND MEMBERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	3,552	$	-
Current Portion of Secured Convertible Notes		150,000		-
Accrued Interest on Convertible Notes		6,353		-
Current Portion of Related Party Loans		192,535		-
Lease Liability, current portion		43,929		-
Deferred Revenue		7,010		-
Other Current Liabilities		15,563		-
Total Current Liabilities		**418,942**		**-**
Lease Liability, net of current portion		657,214		-
Total Liabilities		**1,076,156**		**-**
MEMBERS' DEFICIT				
Members' Deficit		(305,838)		-
Total Members' Deficit		**(305,838)**		**-**
Total Liabilities and Members' Deficit	$	**770,318**	$	**-**

See accompanying notes to financial statements.

WYLD SURF LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

(USD $ in Dollars)	Year Ended December 31, 2025	For the Period from Inception (June 5, 2024) to December 31,
Net Revenue	$ 652,911	$ -
Cost of Goods Sold	21,443	-
Gross Profit	**631,468**	**-**
Operating Expenses		
General and Administrative	900,696	-
Selling and Marketing	43,857	-
Total Operating Expenses	**944,553**	**-**
Operating Loss	**(313,085)**	**-**
Interest Expense	6,353	-
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(319,438)**	**-**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (319,438)**	**$ -**

See accompanying notes to financial statements.

(in , $US)	Members' Deficit
Inception Date- June 5, 2024	$ -
Net income/(loss)	-
Balance—December 31, 2024	$ -
Members' Contribution	13,600
Net Loss	(319,438)
Balance—December 31, 2025	$ (305,838)

See accompanying notes to financial statements.

WYLD SURF LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

(USD $ in Dollars)	Year Ended December 31, 2025	For the Period from Inception (June 5, 2024) to
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income/Loss)	$ (319,438)	$ -
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	12,085	-
Accrued Interest on Convertible Notes	6,353	
Changes in Operating Assets and Liabilities:		
Inventory	(5,499)	-
Prepaids and Other Current Assets	(14,996)	-
Accounts Payable	3,552	-
Deferred Revenue	7,010	-
Other Current Liabilities	15,563	-
Net Cash Provided by Operating Activities	**(295,370)**	**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(60,425)	-
Net Cash Used in Investing Activities	**(60,425)**	-
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution	13,600	-
Proceeds from Related Party Loans	192,535	-
Proceeds from Secured Convertible Notes	150,000	-
Net Cash Provided by Financing Activities	**356,135**	-
Change in Cash	**340**	**-**
Cash —Beginning of The Year	-	-
Cash—End of The Year	**$ 340**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

WYLD SURF LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM INCEPTION (JUNE 5, 2024) TO DECEMBER 31, 2024

1.   NATURE OF OPERATION

Wyld Surf, LLC was formed on June 5, 2024, in the state of Wyoming and subsequently converted to a Delaware limited liability company on January 22, 2025. The financial statements of Wyld Surf, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New Braunfels, Texas.

Wyld Surf, LLC is an outdoor recreation and entertainment company offering action sports experiences, youth programs, and on-site retail operations. The Company generates revenue from Aqua Park admissions, summer and after-school camps, paintball and wakeboarding activities, and the sale of apparel, equipment, and concessions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Inventories
Inventories are valued at the lower of cost and net realizable value. Inventories include finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting

from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue from admissions, camps, paintball, and wakeboarding activities is recognized when the related services are provided, while retail revenue is recognized at the point of sale. Amounts received in advance are recorded as deferred revenue and recognized when services are performed.

Contract Liabilities

Amounts collected in advance of providing services are recorded as deferred revenue and recognized as revenue when the related services are performed. Deferred revenue primarily relates to advance purchases of park admissions, camps, and gift cards. Deferred revenue totaled $7,010 as of December 31, 2025 and is expected to be recognized as revenue within the following year.

Relationship to Lease Gross Receipts

Under the Company's operating lease agreement for its facility, beginning January 1, 2026 the Company is required to pay the landlord the greater of fixed base rent or percentage rent calculated based on gross receipts generated at the facility. Gross receipts are derived from the Company's primary revenue streams described above.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $43,857 and $0, which is included in sales and marketing expenses.

Promissory Notes and Term Loans

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Convertible Notes

Convertible notes are accounted for in accordance with ASC 470 and ASC 815. If the embedded conversion features require bifurcation, they are recorded separately as derivative liabilities at fair value. If not bifurcated, the notes are measured at amortized cost, and any premium, discount, or beneficial conversion feature is amortized over the term of the note.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid consist of the following:

As of December 31,		2025		2024
Prepaids		14,996		-
Total Prepaids	$	14,996	$	-

Other current liabilities consist of the following:

As of December 31,		2025		2024
Gift card		501		-
Accrued Payable		11,870		-
Accrued Payroll		1,025		-
Tax Payable		2,167		-
Total Other Current Liabilities	$	15,563	$	-

4. INVENTORY

Inventory consists of the following:

As of December 31,		2025		2024
Finished Goods		5,499		-
Total Inventory	$	5,499	$	-

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2025		2024
Furniture and Equipment	$	60,425	$	-
Property and Equipment, at cost		**60,425**		**-**
Accumulated Depreciation		(12,085)		-
Property and Equipment, net	$	48,340	$	-

Depreciation expense for the years ended December 31, 2025 and 2024 was $12,085 and $0, respectively.

6. LEASES

The Company leases its operating facility located at Texas Ski Ranch under a non-cancelable operating lease agreement that commenced on March 1, 2025 and has an initial ten-year term.

The lease agreement requires the Company to pay base rent, subject to periodic increases over the lease term. In addition to base rent, the Company is responsible for certain variable payments, including amounts related to real estate taxes and other occupancy costs. Beginning January 1, 2026, the lease also requires the Company to pay the greater of base rent or percentage rent calculated as a percentage of gross receipts generated at the facility.

The Company accounts for the lease in accordance with ASC Topic 842, Leases, and has classified the lease as an operating lease. At lease commencement, the Company recognized a right-of-use asset and corresponding lease liability measured at the present value of future lease payments. The Company used its incremental borrowing rate to determine the present value of lease payments.

Lease expense is recognized on a straight-line basis over the lease term.

For the year ended December 31, 2025, operating lease cost totaled:

Lease Cost	Amount
Operating lease cost	$119,400
Variable lease cost	$0
Total lease cost	$119,400

Variable lease costs consist primarily of real estate taxes, utilities, and other occupancy costs that are not included in the measurement of the lease liability.

As of December 31, 2025, the Company recorded the following balances related to its operating lease:

	Amount
Operating lease right-of-use asset	$701,143
Operating lease liability – current	$94,240
Operating lease liability – noncurrent	$606,903

Other information related to the operating lease is as follows:

	Amount
Weighted-average remaining lease term	9.16 years
Weighted-average discount rate	10%

Future minimum lease payments under the operating lease as of December 31, 2025 are as follows:

Year	Payments
2025	$ 112,500
2026	117,000
2027	120,000
2028	120,000
Thereafter	620,000
Total lease payments	1,089,500
Less: imputed interest	(388,357)
Total	$ 701,143

Cash paid for amounts included in the measurement of operating lease liabilities was $119,400 and $0 for the years ended December 31, 2025 and 2024, respectively.

Variable lease payments based on gross receipts are not included in the measurement of the lease liability and will be recognized as expense in the period in which the related sales occur.

7.   DEBT

Secured Convertible Note
The Company has issued convertible notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 31, 2025			As of December 31, 2024		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note to a private investor	$ 25,000	12.00%	01/03/2025	270 days	$ 25,000	$ -	$ 25,000	$ -	$ -	$ -
Convertible Note to a private investor	$ 25,000	12.00%	12/13/2024	270 days	$ 25,000	$ -	$ 25,000	$ -	$ -	$ -
Convertible Note to a private investor	$ 100,000	12.00%	12/24/2025	270 days	100,000	-	100,000	-	-	-
Total	$ -				$ 150,000	$ -	$ 150,000	$ -	$ -	$ -

The Note has a contractual term of 270 days, at which time all unpaid principal and accrued interest become due and payable unless converted or otherwise extended in accordance with the Note agreement.

WYLD SURF LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND 2024, AND FOR THE YEAR ENDED DECEMBER 31, 2025 AND THE PERIOD FROM INCEPTION (JUNE 5, 2024) TO DECEMBER 31, 2024

As of December 31, 2025, certain convertible notes had reached their contractual maturity date and had not been repaid or formally extended. The Company is currently in the final stage of negotiating extensions of the maturity dates with the note holders, and management expects that the extension agreements will be executed subsequent to year-end. Prior to or upon maturity, the notes are convertible, at the option of the holder or upon maturity, into an ownership interest in the Company based on a $5,000,000 valuation of the Company. The resulting percentage ownership interest will be determined at the time of conversion, and the detailed equity terms will be documented in a separate agreement executed upon conversion. The conversion percentage represents the holder's pro rata share of the Company's total capitalization at the time of conversion, including subsequent investments. The detailed equity terms, including voting and economic rights, are to be established in a separate agreement upon conversion. The Note is secured by substantially all assets of the Company. In the event of default, including failure to pay amounts due or insolvency, the holder may declare the entire unpaid principal and accrued interest immediately due and payable and may pursue remedies against the Company's assets in accordance with applicable law.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Related Party Loans

During the years presented, the Company borrowed money from the founder and the major member, Tony Finn. The details of the loans from the members are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	As of December 2025			As of December 2024		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Tony Finn	$ 192,535	0%	No set maturity	$ 192,535	$ -	$ 192,535	$ -	$ -	$ -
Total				$ 192,535	$ -	$ 192,535	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

8.   MEMBERS' DEFICIT

The following table summarizes the units outstanding as of December 31, 2025:

As of Year Ended December 31, 2025

Member's name	Ownership percentage
Tony Finn	80.0%
Darren Porter	20.0%
TOTAL	100.0%

Members' equity consists of capital contributions made by the members and accumulated earnings or losses of the Company. Net losses are allocated to members in accordance with their ownership interests unless otherwise specified in the operating agreement.

As of December 31, 2025, the Company reported a members' deficit of $141,146, primarily resulting from operating losses incurred during the Company's initial operating period.

9. INCOME TAX

The Company is organized as a limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the Company's taxable income or loss is passed through to its members and is reported on the members' individual income tax returns.

Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates uncertain tax positions in accordance with accounting guidance for income taxes. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require recognition or disclosure in the financial statements.

The Company's tax returns are subject to examination by federal and state taxing authorities generally for a period of three years from the date the returns are filed. As of December 31, 2025, the Company had no examinations in progress.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

During 2025, the Company received a loan from Tony Finn, the Company's founder and majority member. These advances are considered related party transactions. The loan is non-interest bearing, and management determined that the imputed interest associated with these loans is immaterial; accordingly, no interest expense has been recorded. The loans do not have stated maturity dates and are payable upon demand. As a result, the outstanding balances have been classified as current liabilities in the accompanying balance sheets. As of December 31, 2025 and December 31, 2024, the outstanding balance of the loan is $192,535 and $0, respectively.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $313,085, an operating cash outflow of $295,370 and liquid assets in cash of $340, which less than a year worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

In February of 2026, the members of the Company contributed 100% of their membership interests in Wyld Surf, LLC to Stoke Factory, Inc. in exchange for an aggregate of 3,000,000 shares of common stock (2,400,000 shares to Tony Finn and 600,000 shares to Darren Porter), resulting in Wyld Surf becoming a wholly owned subsidiary of Stoke Factory, Inc. Management has evaluated this transaction and determined that it represents a non-recognized subsequent event.

Subsequent to December 31, 2025, the Company continued negotiations with the holders of convertible promissory notes with an outstanding balance of $150,000, which had reached their contractual maturity date as of year-end. Management expects that extension agreements will be executed with the note holders after year-end. As of the date of this report, the notes have not been repaid and remain subject to ongoing negotiations.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script #1

Hey, I'm Darren Porter, and Im Tony Finn, we are the founders of Stoke Factory!

We want to invite you to help us build something that's brand new for the fabulous New Braunfels area

We're located right here at Texas Ski Ranch in New Braunfels,

just off I-35 between Austin and San Antonio —

in a town already known for water, outdoor lifestyle, and tourism.

We already have a premier wakeboard facility, a huge Aqua park, Paintball, , a surf dog food truck, [Back to camera]

And, with your help, we're bringing real surf-style experiences, and real surf culture to the great people of new Braunfels —

We plan to install a really fun and versatile wave from from New Zealand called YourWave.

It's an air-filled, fully controllable wave, with a variable ride surface —

something most of our customers have never seen, but will absolutely love it when they surf it! [Back to camera]

What makes YourWave special is the safety, the accessibility, and the fact that it BARRELLS!.

We can literally create an 8-inch wave for kids, beginners, or older riders —

and safely scale it up for progression.

That means everyone can surf.

In our experience, and according to Headlight Health, just being around water helps your mental health.

We plan to offer surfing, in addition to wakeboarding, swimming and Aquapark play, which will be one of the Only places in The World to have all 4 activities! Surfing and just being in the water are some of the most powerful tools for mental health, connection, and bringing people together.

We believe the unique Stoke Factory Surf and water culture creates loyalty, community, and longevity — not just one-time visits.

This wave is planned on being installed on our main beach,

adding to our existing aqua park, wake park areas, turning The Stoke Factory at Texas Ski Ranch into a truely, unique and easily accessible multi-sport destination.

We're raising $1.2 million to complete the install

and launch Stoke Factory's next chapter.

When you invest, you're not just backing a wave —

you're joining a movement, a culture, and a family.

We've put together some incredible investor perks and experiences,

and we'd love for you to be part of the very first Stoke Factory wave.

Take a look at the campaign, check out the incentives —

and help us bring surf to the heart of Texas.

Video Script # 2

Welcome to THE STOKE FACTORY at Texas Ski Ranch! We are a popular water sports mecca that has a premier wakeboarding facility, and a massive Aquapark. And, with your help, we will be adding a deep water standing wave!

We will be bringing the feeling of the ocean...

to the heart of Texas!

Just off Interstate 35, between Austin and San Antonio, sits New Braunfels —

a legendary water town built on outdoor fun, community, and adventure.

This is THE STOKE FACTORY at Texas Ski Ranch.

And this is where we're building the future of surf culture!.

At Stoke Factory, our mission is simple:

bring fun, action sports, surf, stoke, and community to everyone — from first-timers to lifelong riders.

This wave is in New Zealand now and not in New Braunfels yet

We plan to introduce YourWave to The United States.

It was invented by our good friend Ross McCarthy, from New Zealand and, its unlike anything seen before.

YourWave is air-filled, controllable, and adjustable,

with a variable ride surface that lets us safely dial in the perfect wave — every time.

From an 8-inch beginner wave for kids,

to larger, 6 foot tall barrels for dynamic rides for pro level surfers —

all with safe landings for every age, even older and more cautious riders.

We're planning to install YourWave front and center on the main beach,

adding to our existing aqua park, wake park, and paintball course —

transforming Texas Ski Ranch into a true multi-sport destination.

But this is bigger than a wave.

In our experience, Surf culture creates longevity.

It brings together kids, parents, athletes, beginners, and retirees.

It's fun, it's social — and we believe it's powerful for mental and physical health.

Water heals.

Surfing connects.

Community lasts.

We're raising $1.2 million to launch the Stoke Factory wave installation

and bring this vision to life.

By investing, you're not just backing a business —

you're becoming part of the Stoke Factory family.

With exclusive perks, experiences, and front-row access

to the new wave of surf parks.

Join us.

Be early.

Help us build the future of inland surf.

Take a look at the incentives — and let's make this wave together.

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